UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Ensign Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29358P101
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Gregory K. Stapley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		45,300 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,060,000 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,300 (1)

WITH:	8	SHARED DISPOSITIVE POWER

1,060,000 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,300 (3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents 45,300 shares held by the Marion K. Stapley Revocable Trust dated April 29, 1965. Gregory Stapley as the trustee of the trust and holds voting and investment power over the shares held by the trust. Gregory Stapley disclaims beneficial ownership of the shares held by the trust.
(2) Represents 1,038,250 shares held by the Stapley Family Trust dated April 25, 2006 and 21,750 shares held by Deborah Stapley as custodian for the minor children of Gregory Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act. Gregory Stapley and Deborah Stapley share voting power and investment power of the Stapley Family Trust, and Deborah Stapley holds voting and investment power over the shares held for their children. Gregory St apley disclaims beneficial ownership of the shares held by his children.
(3) Represents 1,038,250 shares held by the Stapley Family Trust dated April 25, 2006 and 21,750 shares held by Deborah Stapley as custodian for the minor children of Gregory Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act and 45,300 shares held by the Marian K. Stapley Revocable Trust dated April 29, 1965.

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Deborah S. Stapley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,060,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,060,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,060,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Represents 1,038,250 shares held by the Stapley Family Trust dated April 25, 2006 and 21,750 shares held by Deborah Stapley as custodian for the minor children of Gregory Stapley and Deborah Stapley under the California Uniform Transfers to Minor Act. Gregory Stapley and Deborah Stapley share voting power and investment power of the Stapley Family Trust, and Deborah Stapley holds voting and investment power over the shares held for their children. Deborah Stapley disclaims beneficial ownership of the shares held by her children.

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Stapley Family Trust dated April 25, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,038,250 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,038,250(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,038,250(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Represents 1,038,250 shares held by the Stapley Family Trust dated April 25, 2006. Gregory Stapley and Deborah Stapley share voting power and investment power of the Stapley Family Trust.

CUSIP No.	29358P101

Item 1(a).	Name of issuer:
The Ensign Group, Inc.

Item 1(b).	Address of issuer’s principal executive offices:
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

Item 2(a).	Names of person filing:
Gregory K. Stapley
Deborah S. Stapley
Stapley Family Trust dated April 25, 2006

Item 2(b).	Address of principal business office or, if none, Residence:
c/o The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

Item 2(c).	Citizenship:
Gregory K. Stapley, United States
Deborah S. Stapley, United States
Stapley Family Trust dated April 25, 2006, California

Item 2(d).	Title of class of securities:
Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.:
29358P101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

CUSIP No.	29358P101

Item 8.	Identification and Classification of Members of the Group:
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit 1.

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:
Not Applicable

CUSIP No.	29358P101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2010

/s/Gregory K. Stapley
Gregory K. Stapley
/s/ Deborah S. Stapley
Deborah S. Stapley

STAPLEY FAMILY TRUST DATED APRIL 25, 2006
By:	/s/ Gregory K. Stapley
Gregory K. Stapley, Trustee

By:	/s/ Deborah S. Stapley
Deborah S. Stapley, Trustee